

Chris Bolman · 2nd in

Founder at Brightest (britst.com/coronavirus-help)

Greater New York City Area · 500+ connections · **Contact info**

 **Brightest**

 **Boston College**

Experience



Founder
Brightest
Mar 2018 – Present · 2 yrs 2 mos
Greater New York City Area

Smart social impact software for everyone



Executive Director
The Brightest Foundation
Jun 2019 – Present · 11 mos
Greater New York City Area

The Brightest Foundation is a registered 501(c)3 non-profit foundation dedicated to high-impact, sustainable, and occasionally unorthodox ways to improve lives. Our focus areas are reforestation (planting trees), sustainability, research, and technology for good.



Operating Advisor
Nameless Network
Dec 2017 – Nov 2018 · 1 yr
Greater New York City Area



Percolate Inc.
4 yrs



VP of Marketing
Jan 2017 – Nov 2017 · 11 mos
Greater New York City Area



Introducing Percolate's New Marketing...



Director of Growth
Dec 2013 – Dec 2016 · 3 yrs 1 mo



Effortless Mastery - Percolate's System of...

CEO and Founder
BuzzFork
Jan 2013 – Dec 2013 · 12 mos
Greater Boston Area

Twitter firehose NLP (natural language processing) and follower demographic analytics (SaaS)

Show 2 more experiences ⌄

Education



Boston College
BA, Magna Cum Laude
2002 – 2006
Activities and Societies: Team Captain - BC Mock Trial (2004 & 2006)

Skills & Endorsements

Digital Media · 33

 Endorsed by **Andrew Kaplan, who is highly skilled at this**

 Endorsed by **3 of Chris' colleagues at Pe** **Inc.**

Digital Marketing · 34

 Endorsed by **Ted McConnell and 3 others who are highly skilled at this**

 Endorsed by **8 of Chris' colleagues at Pe** **Inc.**

Marketing Strategy · 23

 Endorsed by **Nick Lipetzky and 1 other who is highly skilled at this**

 Endorsed by **2 of Chris' colleagues at Pe** **Inc.**

Show more ⌄

Recommendations

Received (2)   Given (5)

 **Benjamin Merewitz**
Senior Director, Product
Management at Decision
Resources Group
February 15, 2013, Chris
worked with Benjamin in the
same group

I had the privilege of being a colleague of Chris for roughly years at PHOTON Consulting. We worked on a variety of consulting projects and market research engagements as w business development efforts together during that time, wi global clientele. I can without a doubt say that Chris... See

 **Alex Fraenkel**
Developer at Plus Power -
We're Hiring!
September 30, 2011, Chris
worked with Alex in the same
group

If you want to understand Chris, please watch the movie 'Limitless'. Chris is Bradley Cooper's starring role except he not have to take any pills and he chooses to use his tremen talent to help his team and his clients rather than for persor gain. Chris is an extremely intelligent, hard-working,... See

